# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Palladyne AI Corp., CIK 0001826681
CUSIP: 80359A205
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 650 South 500 West, Suite 150, Salt Lake City, Utah (UT), 84101
Date of event which requires filing of this statement: 12/26/2024
Amends the filing with accession number 0001564590-21-050037
Filed by CIK 0001878410
Persons authorized to receive notices and communications: Patrick J. Schultheis, 701 Fifth Avenue, Suite 5100, Seattle, Washington (WA), 98104, (206) 883-2500; Michael Nordtvedt, (206) 883-2500, Suite 5100, Seattle, Washington (WA), 98104, (206) 883-2500; Fraser Smith, 650 South 500 West, Suite 150, Salt Lake City, Utah (UT), 84101, (888) 927-7296

## Reporting persons
- Dr. Fraser Smith (CIK 0001878410): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 1,325,845; shared voting power 1,325,845; sole dispositive power 1,325,845; shared dispositive power 1,325,845; aggregate amount beneficially owned 1,325,845 (4.4% of the class)
  Comment: This Amendment No. 2 (Amendment No. 2) amends and supplements the prior statement on Schedule 13D as filed on October 4, 2021, as amended by Amendment No. 1 to Schedule 13D filed on December 23, 2024 (as amended, the Schedule 13D). This Amendment No. 2 relates to the beneficial ownership of shares of common stock, par value $0.0001 per share (the Common Stock) of Palladyne AI Corp. (the Issuer) held by Dr. Fraser Smith (the Reporting Person). This Amendment No. 2 is being voluntarily filed to update the aggregate percentage of Common Stock owned by the Reporting Person caused by sales of Common Stock which collectively resulted in a disposition of nearly one percent (1 percent) of the outstanding shares of Common Stock. Except as otherwise specified in Amendment No. 2, all items in the Schedule 13D are unchanged. All capitalized terms used in this Amendment No. 2 and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.
  
  As of the date of this Amendment No. 2, and as a result of the transactions reported herein, Dr. Smith no longer holds greater than 5 percent of the Issuer's securities and will therefore cease to be a Reporting Person. The filing of this Amendment No. 2 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Palladyne AI Corp.
Address of issuer's principal executive offices: 650 South 500 West, Suite 150, Salt Lake City, Utah (UT), 84101

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date of this Amendment No.2, Dr. Smith beneficially owns an aggregate of 1,325,845 shares of Common Stock, or 4.40%, of the Issuer's outstanding shares of Common Stock, consisting of:
* 1,315,503 shares of Common Stock; and
* 10,342 shares of Common Stock underlying options exercisable within 60 days of December 30, 2024.
Dr. Smith has sole voting and dispositive power over the 1,325,845 shares of Common Stock.
The beneficial ownership percentages used in this Schedule are calculated based on the 30,112,399 shares of Common Stock of the Issuer outstanding as of November 6, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose:
As of the date of this Amendment No.2, Dr. Smith beneficially owns an aggregate of 1,325,845 shares of Common Stock, or 4.40%, of the Issuer's outstanding shares of Common Stock, consisting of:
* 1,315,503 shares of Common Stock; and
* 10,342 shares of Common Stock underlying options exercisable within 60 days of December 30, 2024.
Dr. Smith has sole voting and dispositive power over the 1,325,845 shares of Common Stock.
The beneficial ownership percentages used in this Schedule are calculated based on the 30,112,399 shares of Common Stock of the Issuer outstanding as of November 6, 2024.
Transactions in the class effected during the past sixty days:
Except as described in this Item 5(c), Dr. Smith has not effected any transactions in the Common Stock during the past 60 days. Since Amendment No. 1 was filed on December 23, 2024, Dr. Smith has effected the following open market sales of Common Stock during the past 60 days:

Transaction Date, Shares Sold, Weighted Average Trading Price Per Share
12/26/2024, 300,000, $7.3

## Signatures
- Dr. Fraser Smith: /s/Fraser Smith, Fraser Smith (12/31/2024)